									Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Years Ended December 31,
	2015		2014		2013		2012		2011
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$332,954		$228,820		$408,136		$378,546		$157,050
AFUDC - equity	(9,325)		(7,002)		(15,930)		(25,469)		(32,430)
AFUDC - debt	(7,575)		(5,611)		(11,261)		(22,216)		(29,949)
Total	$316,054		$216,207		$380,945		$330,861		$94,671
Fixed charges:
Interest expense	$356,696		$367,308		$392,264		$392,216		$371,910
Other interest	9,325		7,002		15,930		25,469		32,430
Portion of rentals representative of the interest factor	8,980		10,732		10,257		10,251		8,767
Total	$375,001		$385,042		$418,451		$427,936		$413,107
Earnings available for combined fixed changes	$691,055		$601,249		$799,396		$758,797		$507,778
Ratio of Earnings to Fixed Changes	$1.84	x	$1.56	x	$1.91	x	$1.77	x	$1.23	x